UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 13, 2019

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: December 13, 2019	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

In connection to Universal Scientific Industrial (Shanghai) Co., Ltd. ("USI")’s announcement to acquire 100% equity in Financière AFG S.A.S., below is the English translation of USI’s press release issued on December 13, 2019:

USI Intends to Acquire Asteelflash, Europe's Second-Largest EMS Company, to Accelerate Its Global Expansion

(13th December, 2019, Shanghai and Paris) Universal Scientific Industrial (Shanghai) Co., Ltd. (hereinafter referred to as "USI") (SSE:601231), a leading electronics designer and manufacturer, formally announced its intention to enter into the Equity Acquisition Agreement with the shareholders of Asteelflash, the second largest EMS company in Europe. It intends to acquire 100% equity of Asteelflash for 450 million US dollars, of which 89.6% is paid in cash, 10.4% is paid by issuing shares of USI to privately owned company of Asteelflash’s founder (i.e. equity swap). The transaction is subject to approval by the relevant competent authorities.

Asteelflash, a privately owned company, will become an important subsidiary of USI after the closing of the transaction, with existing operations and management team left unchanged. Meanwhile, leveraging the global scale of operation and manufacturing, branding and service capabilities of USI, Asteelflash aims to capture more opportunities to increase large orders from major clients, and accelerate its business growth and expansion. Asteelflash and USI will create value through their complementary geographical footprint, target end market segments, customers, business models and technological capabilities.

In the context of heightened trade frictions on global markets, USI’s move to acquire Asteelflash will enable it to provide a more diverse range of production bases to its clients, including cost competitive ones in North Africa (Tunisia), Eastern Europe (the Czech Republic and Poland) and North America (Mexico), and those in Europe (France, Germany and the UK) and North America (Silicon Valley, USA) allowing efficient communication and geographical facilitation with customers sharing the same language, culture, and time zones as well as original production and supply systems based in Asia, such as mainland China and Taiwan.

With revenues of around US$ 1 billion, Asteelflash serves more than 200 clients, and is dedicated to meeting their requirements for small batch and diversification. Following the acquisition, it will help to optimize USI’s current customer base and further balance client distribution and revenue composition. In the future, USI and Asteelflash are expected to meet the needs of a much wider range of clients, taking into account different requirements of customers at different stages of product development, such as quick-turn manufacturing and design feedbacks in the early stage of product development for small volume, or rigid requirements for mature products at the mass production stage in terms of production stability and lead time.

Since 2018, USI has been expanding its global presence and explicit development strategy of “modularization, diversification and globalization”. Apart from expanding production in Taiwan, Mexico, and Guangdong of China, USI has completed a series of strategic investments, including acquiring production base in Poland, establishing joint ventures with Qualcomm in Brazil and with Sugon in mainland China, investing in PHI Fund, and engaging in the privatization of Memtech, a listed company in Singapore. The acquisition of Asteelflash will significantly strengthen USI’s mix of manufacturing locations and capabilities across the globe, augment its globalized and highly-skilled workforce, secure its position in Europe and expand its customer base of EMS business.

“Under the trend of future industrial fragmentation, product diversification and service regionalization, the accelerated application of 5G, Internet of Things (IoT), AI, cutting-edge computing and other technologies entails flexible EMS manufacturers with global presence,” said Jeffrey Chen, Chairman of USI. “USI’s partnership with Asteelflash will make USI into a bigger platform with enhanced manufacturing know-how, extended global reach and more resources for R&D in cutting edge technologies. USI is a proven leader in the global EMS space, and together with Asteelflash and its team, we will continue to operate a world-class platform, better serve our customers, and expand into high-growth end markets, such as automotive, medical and industrial markets. This is another milestone in USI’s global development, and we will grow around the development strategy of ‘modularization, diversification and globalization’, to seek for strategic opportunities, to increase our competitive leadership and to become an influential leader in the sector!”

“USI stands on a solid basis in both expertise and experience in manufacturing, design and automation, which are of tremendous value for our further development and continued improvement. We will make the most of USI’s capabilities to capture opportunities from different segments. From design services to product system assemblies, Asteelflash looks forward to growing together with USI to provide global customers with top-notch services and world-class quality,” said Gilles Benhamou, CEO of Asteelflash.

About USI

USI (SSE: 601231), Universal Scientific Industrial (Shanghai) Co., Ltd., is a world-leading SiP (System in Package) manufacturing company. With a history of 43 years since its founding in 1976, USI offers customer diversified products in the sectors of wireless communication, computer and storage, consumer, industrial, and automotive electronics. It operates 10 production bases in mainland China, Taiwan, Mexico and Poland, and has approximately 18,000 employees worldwide. In 2018, its revenue reached approximately US$5 billion, ranking 8th and 16th in the global EMS and CM (Contract Manufacture) sectors respectively. For more information, please visit www.usiglobal.com.

About Asteelflash

Asteelflash is a global electronic manufacturing service company dedicated to segments such as automotive, energy management, the Internet of Things (IoT), industrial and data processing. Asteelflash recorded revenue of around US$1 billion in 2018, ranking 20th (MMI, 2019.04) in the global EMS industry and being the second largest EMS company in Europe. The Company, formerly known as Asteel, was founded by Mr. Gilles Benhamou in France in 1999, and changed its name to Asteelflash Group after its acquisition of Flash Electronics in 2008. Through continuous mergers and acquisitions from 1999 to 2016, it is now an influential company with 17 production bases in 8 countries, including France, Germany, the UK, the Czech Republic, China, Tunisia, the United States and Mexico, employing approximately 6,000 employees worldwide, and boasts unique regional experience and rapid manufacturing capabilities in the Europe, the Middle East, and Africa (EMEA). Asteelflash serves more than 200 clients worldwide, with most of its revenue and earnings derived from consumer electronics, energy management, cloud computing, industrial and automotive sectors. For more information, please visit www.asteelflash.com.

USI IR Contact Sherry Wang +86-21-5896-6996 #82659 public@usiglobal.com	USI Media Contact Polly Wen +86-21-5896-6996 #82277 pr@usiglobal.com

Asteelflash Media Contact Tiphanie Picard +33 01 49 44 53 00 #8176 info@asteelflash.com